This Report on Form 6-K is incorporated by reference into the prospectus included in the Registration Statement on Form F-4 of Woori Bank (File No. 333-226345).

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Announcement of the Extraordinary General Meeting of Shareholders

On December 7, 2018, the Board of Directors of Woori Bank passed the following resolution to hold an extraordinary general meeting of shareholders on December 28, 2018.

Key Details Relating to the Extraordinary General Meeting of Shareholders

•	Meeting Date and Time: December 28, 2018; 10:00 a.m. (local time)

•	Venue: Woori Bank Head Office Building, 5th floor, 51, Sogong-ro, Jung-gu, Seoul, Korea

•	Agenda:

1.	Approval of the Stock Transfer Plan

2.	Appointment of directors (4 directors)

2-1	Outside Director Candidate : Sung-Tae Ro

2-2	Outside Director Candidate : Sang-Yong Park

2-3	Outside Director Candidate : Soo-Man Park

2-4	Non-standing Director Candidate : Jae-Kyung Lee

3.	Appointment of outside directors who will serve as Audit Committee Members *

3-1	Candidate for outside director who will serve as an Audit Committee Member : Chan-Hyoung Chung

3-2	Candidate for outside director who will serve as an Audit Committee Member : Joon-Ho Kim

*	Agenda 3) The appointment of outside directors under agenda 3 is separately conducted pursuant to Article 19-5 of the Act on the Corporate Governance of Financial Companies.

Information regarding outside director candidate recommendations is disclosed on Woori Bank’s website as well as the website of the Korea Federation of Banks.

•	Agenda details

•	Appointment of the non-standing director

Name	Date of Birth	Term	Appointment	Career Background
Jae-Kyung Lee	May 1965	Until the end of the Annual General Meeting of Shareholders for FY2020	New Appointment	- Head of Department of PF Asset Recovery - Head of Department of Settlement and Recovery Planning 1, KDIC - Current) Head of Office of Human Resources Development, KDIC

•	Appointment of outside directors

Name	Date of Birth	Term	Appointment	Career Background	Serving as director of other companies
Sung-Tae Ro	September 1946	Until Dec. 30, 2019	Re- Appointment	- President, Korea Economic Research Institute - President, Hanwha Life Economic Research Institute - Current) Chairman, Samsung Dream Scholarship Foundation	-

Sang-Yong Park	February 1951	Until Dec. 30, 2019	Re- Appointment	- Professor and Dean, School of Business, Yonsei University - Chairman, Public Fund Oversight Committee - Current) Honorary Professor, School of Business, Yonsei University	-

Chan-Hyoung Chung	February 1956	Until the end of the Annual General Meeting of Shareholders for FY2020	New Appointment	- Vice President, Korea Investment Management - President, Posco Capital - Current) Advisor, Posco Capital

Soo-Man Park	February 1957	Until the end of the Annual General Meeting of Shareholders for FY2020	New Appointment	- Attorney, Kim & Chang - Current) Attorney, Park Soo-Man Law Firm	-

Joon-Ho Kim	May 1960	Until the end of the Annual General Meeting of Shareholders for FY2020	New Appointment	- Head of Korea Post, Ministry of Science and ICT - Chairman of the Self-Regulation Committee, Korea Financial Investment Association

•	Appointment of Audit Committee Members

Name	Date of Birth	Term	Appointment	Outside Director	Career Background
Chan-Hyoung Chung	February 1956	Until the end of the Annual General Meeting of Shareholders for FY2020	New Appointment	Audit Committee Member as an outside director	- Vice President, Korea Investment Management - President, Posco Capital - Current) Advisor, Posco Capital

Joon-Ho Kim	May 1960	Until the end of the Annual General Meeting of Shareholders for FY2020	New Appointment	Audit Committee Member as an outside director	- Head of Korea Post, Ministry of Science and ICT - Chairman of the Self-Regulation Committee, Korea Financial Investment Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: December 7, 2018	By:	/s/ Won Duk Lee
(Signature)

	Name:	Won Duk Lee
	Title:	Executive Vice President